                                                                    Exhibit 99.1

                          HEALTHCARE TECHNOLOGIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 27, 2007, at 10:30 AM (Israel time), the
Annual General Meeting (the "MEETING") of the shareholders of Healthcare
Technologies Ltd. (the "COMPANY" or "HEALTHCARE") will be held at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

     1. Election of One Class A Director and Two Class C Directors.

     2. Re-Election of an External Director.

     3. Appointment of Independent Public Accountants and Authorization of Audit
Committee to Determine their Remuneration.

     4. Receipt of Management's Report on the business of the company for the year ended December 31, 2006, and the transaction of such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on November 20, 2007 (the
"RECORD DATE") are entitled to notice of, and to participate in and vote at, the
Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the
Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2006, together with the report of its auditors thereon are enclosed herein; copies of such financial statements are also available on the
SEC's EDGAR system and they are available for retrieval on the SEC's website at
www.sec.gov.

By Order of the Board of Directors,
Daniel Kropf - Chairman of the Board of Directors
November 15, 2007

                                     - 1 -

                          HEALTHCARE TECHNOLOGIES LTD.

                               32 HaShaham Street
                           Petach Tikva 49170, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 27, 2007

     This Proxy Statement is being furnished to the shareholders of Healthcare
Technologies Ltd., an Israeli company ("HEALTHCARE" or the "COMPANY"), in connection with the solicitation of proxies by the board of directors of
Healthcare (the "BOARD OF DIRECTORS"), for use at the Annual General Meeting of
the Company's Shareholders to be held on December 27, 2007, and any adjournment thereof (the "MEETING"). This Proxy Statement and the accompanying form of proxy are being mailed to the shareholders of Healthcare on or about November 22,
2007.

     The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

VOTING

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, such shareholder can insure its vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

     Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

                                     - 2 -

TIME, DATE AND PLACE

The Meeting will be held on December 27, 2007, at 10:30 AM (Israel time), at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel
(Telephone +972-3-927-7233).

RECORD DATE; SHARES ENTITLED TO VOTE

Record Shareholders of Healthcare at the close of business on November 20, 2007
(the "RECORD DATE") are entitled to notice of, and to participate in and vote at, the Meeting.

As of November 15, 2007, 7,792,832 Ordinary Shares, nominal value NIS 0.04 per share (the "ORDINARY SHARES"), of Healthcare were outstanding and entitled to vote at the Meeting. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to January 3, 2007, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

VOTE REQUIRED

Each of Proposals No. 1 and 3 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal (an "ORDINARY
MAJORITY").

The resolution on Proposal No. 2 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not "controlling shareholders" (as such term is defined the Israel Securities Law, 1968) (the "CONTROLLING SHAREHOLDERS") of the Company
exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders that are not
Controlling Shareholders (hereinafter an "ORDINARY AND ONE-THIRD NON-CONTROLLING
SHAREHOLDERS MAJORITY").

                                     - 3 -

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table and notes set forth, as of November 15, 2007, the number of
Ordinary Shares owned by all shareholders known to the Company to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) more than 5% of the Company's ordinary shares.
                                                              Percentage of
                                       Number of Ordinary    Ordinary Shares
Name and Address                            Shares          Owned Outstanding (1)
----------------                            ------          --------------------

Gamida for Life B.V. ("GAMIDA") (2)(3)
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands                            4,819,761                62%

----------

1.   Based on 7,792,832 ordinary shares NIS 0.04 outstanding on November 15,
     2007. Also see (2) below.

2.   Gamida is the principal holding company of the Gamida Group (formerly the
     Eryphile Group), which engages in research, development, production and distribution of products and services for Healthcare in various territories, including France, Israel, the United Kingdom, Turkey and
     Bulgaria. Gamida's share ownership had increased by 18% in October 2001, mainly due to a private placement (See Item 4. "Information On The Company
     - A. History and Development of the Company - Recent Developments" above).
     During 2003 Gamida increased its percentage ownership in the Company by 14%
     through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by Bank Leumi Le'Israel Ltd as security for a loan advanced to Gamida by the Bank. So long as the Bank does not demand immediate payment of the loan
     (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of
     Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

     Further to the purchase agreement between Healthcare, NexGen Biofuels, Inc.
     MAC Bioventures, Inc.and Gamida (the "PURCHASE AGREEMENT"), Gamida and MAC
     agreed that if the Purchase Agreement shall be terminated for the reason that the Closing does not occur by December 31, 2007, on the date of termination, Gamida shall deposit 250,000 Healthcare shares (the "GAMIDA
     SHARES") in escrow which shall be released to MAC if within 6 months from the date of termination, MAC shall deposit in escrow shares (the "MAC
     SHARES") of a publicly traded company whose business is planning, constructing, operating and/or developing ethanol and biodiesel alternative energy facilities within the United States and in which MAC is a major shareholder in an amount equal to $250,000 divided by the average closing price of the MAC Shares during the 30 consecutive trading days ending on the date immediately preceding the date on which the MAC Shares are deposited into escrow. Upon the release of the Gamida Shares to MAC, the
     MAC Shares shall be released to Gamida.

                                     - 4 -

3.   Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from
     January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida

COMPENSATION OF DIRECTORS AND OFFICERS

     COMPENSATION OF DIRECTORS

The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the
Company. The Company's non-executive directors receive annual fees which amounted to approximately $6,000 per person in 2006 on account of all services as directors, including participation in board and audit committee proceedings.
The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2006 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas, Mr. Rolando Eisen, and Dr. Elan Penn.

     DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION IN 2006

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2006 fiscal year and in respect of such year was approximately $870,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits
(which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance).

The Company may be deemed to be a "controlled company" under the applicable
Nasdaq regulations because the Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the
Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS:

Included in the aggregate directors' and officers' compensation figure for 2006 set forth above were amounts paid pursuant to the following individual compensation arrangements:

     MR. DANIEL KROPF: In 2006, the Company reimbursed Gamida For Life (Israel)
Ltd. ("GAMIDA ISRAEL") for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

     MR. ISRAEL AMIR: Mr. Amir, who serves as a director of the Company, received approximately $5,000 per month in consulting fees in 2006.

                                     - 5 -

SECURITY OWNERSHIP OF MANAGEMENT:

As of December 31, 2006, none of the executive officers and directors of the
Company owned individually an amount of ordinary shares equal to or greater than
1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida)

In July 2000, the shareholders of the Company approved the Company's 2000
Incentive Share Option Plan (the "2000 PLAN") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan was administered by the board of directors either directly or upon the recommendation of the Share Option Committee. The Company's board of directors appointed the members of the Company's audit committee to also serve as the
Company's Share Option Committee.

On August 28, 2003 the Company amended the 2000 Plan, as detailed below, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Under the amended plan, a total of 377,500 ordinary shares of the Company are reserved and authorized for the purpose of the option plan, subject to certain adjustments. The plan is administered by the Board of
Directors, (either directly or upon the recommendation of the Share Option
Committee), which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant.
Options under the plan are issued to Israeli employees, directors, office holders, consultants, advisers and service providers of the Company and its subsidiaries. As of December 31, 2006 options to purchase 1000 ordinary shares remained available for issuance under the plan.

On August 27, 2007 the Company amended the 2000 Plan to include the ability to grant ordinary shares and share units of the Company, in addition to options to purchase shares of the Company; and increase the number of the ordinary shares of the Company available for issuance to 2,000,000 (two million) ordinary shares.

                                     - 6 -

The following table sets forth, as of November 15, 2007, the number of options to acquire ordinary shares owned by each of the directors and officers of the
Company, the exercise prices and termination dates of such options:

      NAME        NO. OPTIONS     EXERCISE PRICE                            TERMINATION DATE
      ----        -----------     --------------                            ----------------

Eran Rotem         55,000 (1)        $0.38         180 days from the date of termination of Mr. Rotem's employment agreement
                   62,000 (2)        $0.85
Moshe Reuveni      50,000 (3)        $0.35         180 days from the date of termination of Mr. Reuveni's employment agreement
Yacob Ofer         62,500 (4)        $0.86         180 days from the date of termination of Mr. Ofer's employment agreement
Luly Gurevitch     30,000 (5)        $0.72         60 days from the date of termination of Mr. Gurevitch's service agreement

1.   five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

2.   five year vesting schedule: 1/5 on each of November 5, 2007, 2008, 2009,
     2010, and 2011.

3.   four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and
     2007.

4.   three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and
     2007.

5.   three year vesting schedule: 1/3 on each of July 24 2006, 2007 and 2008

RELATED PARTY AND INTER-COMPANY TRANSACTIONS

The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries and other matters. The management of the Company believes that the related party transactions described hereinafter (not inclusive of transactions between the
Company and its wholly-owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

     ARRANGEMENTS WITH OFFICERS AND DIRECTORS

     PROFESSOR ETHAN RUBINSTEIN: Professor Rubinstein served as a scientific advisor to Savyon from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

During 2004, the Company's audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor
Rubinstein of approximately $2,000 in consideration of his engagement to attend
Procognia's board meeting in London regarding the Company's investment in
Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. In December 2004, shareholder approval for such payment was obtained.

     ISRAEL AMIR: Mr. Amir serves as a director of the Company. He receives
$5,000 per month from the Company as consultancy fees.

                                     - 7 -

     MOSHE REUVENI: Mr. Reuveni, who took office as the Company's Chief
Executive Officer as of January 2003, is paid a monthly fee of $5,000

     SERVICES ARRANGEMENTS

     GAMIDA ISRAEL: Following approval by the Company's audit committee and board of directors in November 2004, the Company's shareholders, on December 20,
2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida Israel in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be
$120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90)
days' prior written notice by either the Company or Gamida Israel. No additional fees were paid in respect of Mr. Kropf's services while acting as Chief
Executive Officer of the Company.

     GAMIDA GROUP: Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the
Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company with effect from January 2002 is to provide the Gamida Group (i.e. Gamida Israel,
Gamida Medequip Ltd. and Savyon Diagnostics Ltd. - all related companies) as well as itself with the services previously rendered by Gamida Israel and Gamida
Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company received payment amounting to an annual sum of approximately $262,000 (not including subsidiaries) for the year 2006 from the Gamida Group for such services.

     GARETH KEENE Mr. Gareth Keene, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2006,
Mr. Keene provided such legal services at a cost amounting to approximately
$30,000.

THE SAVYON TRANSACTION

     Prior to the transaction described in this section (the "SAVYON
TRANSACTION"), Pronto Technologies Ltd. ("PRONTO") was called Savyon Diagnostics
Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

     On December 31, 2002, the Company and Pronto, which has since merged into
Gamidor, entered into agreements with the Levine Family LP ("LF"), controlled by
Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

     In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to
Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date. The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel
Kropf is the chairman of the board. The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company. As part of the Savyon transaction, the prior merger between Pronto and GamidaGen was cancelled.

                                     - 8 -

PROCOGNIA FINANCING

     On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company's shares in Procognia Ltd. to Gamida. A predecessor of
Procognia was formerly a subsidiary of the Company. Despite being only about a
4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S. GAAP the Company was required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in
Procognia.

     On April 15, 2005, the Company announced that it received notice from
Nasdaq indicating that based on, the Company's stockholders' equity which was
$1,921,000, the Company was not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the
Nasdaq Staff was reviewing the Company's eligibility for continued listing on
Nasdaq.

     As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which has resulted in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

     On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. The material terms of the agreement are as follows:

     1. Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the
Company (the "PROCOGNIA SHARES").

     2. Gamida shall pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "CONSIDERATION") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining
Consideration.

LEASE ARRANGEMENTS

The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in, Petach-Tikva, Ashdod and Rehovot in Israel.

                                     - 9 -

The Company's offices are located in Petach Tikva and are leased from Gamida
Israel, a company controlled by Gamida. During 2006 the Company leased 136 square meters with parking for an annual rental fee of approximately $28,000, linked to the Israeli consumer price index, which includes rent and parking charges. The term of such lease has expired and the parties are currently negotiating an extension thereof

Gamidor Diagnostics (1984) Ltd.'s ("GAMIDOR") principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. Gamidor leases approximately 325 square meters of space plus parking space for an annual rental fee of approximately $75,000, linked to the Israeli consumer price index.
The term of such lease has expired and the parties are currently negotiating an extension thereof.

Danyel Biotech Ltd.'s ("DANYEL") principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman
Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $29,000 (linked to the Israeli consumer price index). The agreement has been extended until May 30 2008. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental fee of approximately $19,000 for a period of five years, ending June 30, 2008.

The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which was extended on August 1, 2004 for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements.

                                     - 10 -

                 MATTERS RELATING TO THE ANNUAL GENERAL MEETING

     At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

           ELECTION OF ONE CLASS A DIRECTORS AND TWO CLASS C DIRECTORS

Currently, the directors of the Company, and the classes in which they serve, are as follows:

Name              Age  Position with the Company
----              ---  -------------------------

Daniel Kropf      59   Chairman of the Board of Directors and Director (Class D)

Moshe Reuveni     51   Chief Executive Officer and Director (Class A)

Eran Rotem        39   Chief Financial Officer

Yacob Ofer        58   Director (Class D)

Rolando Eisen     65   Director (Class C)

Samuel Penchas    67   Director (Class B)

Israel Amir       65   Director (Class B)

Ethan Rubinstein  65   Director (Class A)

Varda Rotter      60   External Director

Elan Penn         56   External Director

Luly Gurevitch    46   Director (Class C)

Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with
American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the
Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels
and, is a life-time member of the ADL National Commission in the USA. He also serves as Chairman of two, not-for-profit organizations based in Holland, the
Education for Life Foundation and the Universal Education Foundation and serves on the board of the Evens Foundation. Mr. Kropf was formerly a director, Chief
Executive Officer and chairman of the board of directors of Rosebud Medical Ltd.
("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel)
and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the
University of Turin.

                                     - 11 -

Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in
January 2003. Mr. Reuveni has been a director of the Company since March 1996.
Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip
Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief
Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From
December 1990 to December 1999, he served as General Manager of Gamida for Life
(Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the
Company's subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public
Accountant and received his B.A. in Accounting and Economics from Tel-Aviv
University.

Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial
Officer. During April 2006, Mr. Rotem was appointed as a director of Afferix
Ltd. Mr. Rotem served - as a senior manager in Ernst & Young, Certified Public
Accountants, from 1995 until April, 2002. He is himself a CPA and received his
B.A. in Accounting and Finance from the Tel-Aviv College of Management.

Mr. Yacob Ofer has served as a director of the Company since March 1996, as
Executive Vice Chairman between April 1996 and May 1997 and as President and
Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since
January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in
Chemistry from Tel-Aviv University.

Mr. Rolando Eisen has served as a director of the Company since December 1999.
Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration
Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since
December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his
B.Sc. in Industrial Management from the Carnegie Institute of Technology in
Pittsburgh and participated in graduate studies towards a Ph.D. in Applied
Mathematics and Computer Science at the Northwestern University in Evanston,
Illinois.

Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization.
Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical
Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd. Professor Penchas also currently holds the following positions: Emeritus Professor of health administration and Associate Professor of Medicine at the Hebrew University
Hadassah Medical School, Foreign Associate of the USA Academy of
Science-Institute of Medicine and an Advisor to the Prime Minister Republic of
Srbska.

                                     - 12 -

Mr. Israel Amir has served as a director of the Company since January 2000. Mr.
Amir has also served as an external director of Dan Vehicle and Transportation
(D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker
Ltd., Israel Amir consulting Ltd., SCT stem cell Technologies Ltd. and Tele-Gal
Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel
University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv
University.

Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan
University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the
Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of
Technology, she joined the Weizmann Institute's Department of Cell Biology. She
was appointed Associate Professor in 1985 and Full Professor in 1992, and is now
the incumbent of the Norman and Helen Asher Professorial Chair in Cancer
Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

Mr. Luly Gurevitch was appointed to serve as a director on December 29, 2005.
Luly Gurevitch, together with the Company, founded Danyel Biotech Ltd. in 1999 and he has served as Danyel's Chief Executive Officer since then. Prior to this appointment, he was Director of Marketing and subsequently Deputy General
Manager of Gamidor Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He
started his career in the field of Marketing and Supporting Life Science products after 6 years' experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

Dr. Elan Penn was appointed as an External Director of the Company in December
2003. Since 2002, he has owned and managed a private publisher (Penn Publishing
Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I- Research & Development of
Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the
Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the
TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From
1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the
TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd.
(traded on the TASE), as well as of several international subsidiaries of the
Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic software Enterprises Ltd and Telkor power Supplies Ltd. Dr. Penn completed his PhD in Management Science, Imperial
College of Science & Technology, University of London and read Economics at the
Hebrew University of Jerusalem.

The Company has determined that. Varda Rotter, Rolando Eisen, Ethan Rubinstein,
Elan Penn, and Samuel Penchas are independent directors under the applicable
Nasdaq and SEC regulations.

                                     - 13 -

TERMS OF OFFICE

The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law,
1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders
("AGM") convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM convened in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM convened in the year 2002.

At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose terms of office have expired may be re-elected.

The Israeli Companies Law-1999 requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. On March 29, 2006 the board of directors determined the minimum number to be two directors. In addition, the law was amended to require that, at least one external director have financial and accounting expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The
Company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the
Companies Law and Israeli securities laws.

The Company may be deemed to be a "controlled company" under the applicable
Nasdaq regulations because the Company's principal stockholder owns approximately 62% of the Company's issued and outstanding shares. As such, the
Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the nomination of directors.

ALTERNATE DIRECTORS

The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Appointment of an alternate director for a member of a committee of the board of directors is only permitted if the alternate director is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such alternate director may only be another outside director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. There are currently no alternate directors.

                                     - 14 -

EXTERNAL DIRECTORS

AUDIT COMMITTEE

The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the
Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The audit committee has a written charter which has been filed as an exhibit to this annual report.

The Company's audit committee is comprised of Professors Varda Rotter Samuel
Penchas and Dr. Elan Penn. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards. In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

NOMINEES FOR DIRECTORS

At the Meeting, the candidacy of (i) one incumbent Class A Director, Moshe
Reuveni and (ii) the incumbent Class C Directors, Rolando Eisen and Luly
Gurevitchwill be presented to the shareholders for election, to serve as Class A
Directors and Class C Directors respectively, pursuant to the provisions of the
Company's Articles of Association. The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT MR. MOSHE REUVENI IS HEREBY ELECTED AS A CLASS A DIRECTOR
AND MESSRS. ROLANDO EISEN AND LULY GUREVITCH ARE HEREBY ELECTED AS CLASS C
DIRECTORS, EACH TO SERVE IN HIS RESPECTIVE OFFICE SUBJECT TO THE PROVISIONS OF
THE COMPANY'S ARTICLES OF ASSOCIATION."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority (as defined above in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                     - 15 -

                                 PROPOSAL NO. 2

                       RE-ELECTION OF AN EXTERNAL DIRECTOR

     Pursuant to Israeli law, the Company is required to appoint two external directors.

     These directors must be unaffiliated with the Company and its principals.
No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term "affiliation" includes:

o    an employment relationship;

o    a business or professional relationship maintained on a regular basis;

o    control of the company; and

o    service as an office holder.

     No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

     A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications.
At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The
Company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the
Companies Law and Israeli securities laws These requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their re-appointment for an additional term.

     Under the Companies Law, any committee of the Board of Directors must include at least one external director, and the Audit Committee must include all if the external Directors.

They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct.

     The initial term of an external director is three years and may be extended for additional periods of up to three years each, pursuant to a recent amendment to the Companies Law, provided that the audit committee and the board of directors confirm that, in light of the outside director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company.

                                     - 16 -

     An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

     External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company.

     In October 2001, the Company's shareholders appointed Prof. Varda Rotter as an External Director, and on December 20, 2004 the shareholders re-appointed her in the same capacity. The Company's Board of Directors and Audit Committee have approved the nomination of Prof. Varda Rotter for re-election as an External
Director for an additional three-year term.

     The Audit Committee and Board of Directors have determined that this re-election is beneficial to the Company, in light of Professor Rotter's expertise in the field of molecular cell biology. Throughout her term, Professor
Rotter has contributed to the work of the Board in all matters pertaining to her expertise, as the Company, amongst others, is engaged in the production and marketing of molecular biology based gene screening tools, and both markets and distributes consumable products in field of molecular biology.

     Prof. Varda Rotter has since October 2001 been serving as an External
Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan
University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the
Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of
Technology, she joined the Weizmann Institute's Department of Cell Biology. She
was appointed Associate Professor in 1985 and Full Professor in 1992, and is now
the incumbent of the Norman and Helen Asher Professorial Chair in Cancer
Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT PROF. VARDA ROTTER IS HEREBY RE-ELECTED AS AN EXTERNAL
DIRECTOR OF THE COMPANY FOR AN ADDITIONAL THREE-YEAR TERM PURSUANT TO THE
COMPANIES LAW."

The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary and One-Third Non-Controlling Shareholders
Majority (as defined in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                     - 17 -

                                 PROPOSAL NO. 3

                     APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Audit Committee has authorized the appointment of the accounting firm of
Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent certified public accountants of the Company for the year ending
December 31, 2007 and for the period commencing January 1, 2008 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as independent accountants is appropriate and in the best interests of the Company and its shareholders.
Subject to the authorization of the shareholders of the Company, the Audit
Committee shall fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services.

The table below summarizes the audit and other fees paid (in thousands of USD)
the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2006 and 2005:

                           Year Ended December   Year Ended December
                                31, 2006              31, 2005
                           ------------------    ------------------
                           Amount  Percentage    Amount  Percentage
                           ------  ----------    ------  ----------

Audit Fees (1)               $65       87%        $61        68%
Audit-Related Fees (2)       $ 0        0%        $ 4         4%
Tax Fees (3)                 $10       13%        $25        28%
Total                        $75      100%        $90       100%

(1) "Audit fees" includes annual audit fees for Healthcare and its subsidiaries.

(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) for services rendered to the company during and/or pertaining to the year
2006 in connection with the following: tax related work, consulting services as to government grants, review of the financial statements, consultation as to various transaction and the like

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED, TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS
THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER
31, 2007 AND FOR THE PERIOD COMMENCING JANUARY 1, 2008 AND UNTIL THE NEXT ANNUAL
SHAREHOLDERS MEETING, AND TO AUTHORIZE THE AUDIT COMMITTEE OF BOARD OF DIRECTORS
TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND
NATURE OF THEIR SERVICES."

     Ratification of the appointment of Kost, Forer, Gabbay & Kasierer requires the vote of an Ordinary Majority.

THE AUDIT COMMITTEE OF THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE
ADOPTION OF THIS RESOLUTION.

                                     - 18 -

                                 PROPOSAL NO. 4

      REVIEW OF THE COMPANY'S BALANCE SHEET AS OF DECEMBER 31, 2006 AND THE
            CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December
31, 2006 and the Consolidated Statement of Income for the year then ended.

                                    * * * * *

     Management is not aware of any other matters to be presented at the
Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

                             ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange
Act of 1934, as amended (the "EXCHANGE ACT"), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC.
Shareholders may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can
call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers,
Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the
SEC's website at WWW.SEC.GOV and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

     As a foreign private issuer, we are exempt from the rules under the
Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,
Daniel Kropf
Chairman of the Board of Directors
November 15, 2007

                                     - 19 -